June 18, 2013

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention:                                         Mara L. Ransom

Lisa Kohl

Re:                             NRG Energy, Inc.

Registration Statement on Form S-4 (File No. 333-187445)

Ladies and Gentlemen:

NRG Energy, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-187445), as amended (the “Registration Statement”), to  9:00 a.m., Eastern Time, on Thursday, June 20, 2013, or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Zier of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2180, as soon as the Registration Statement has been declared effective.

Sincerely,

NRG ENERGY, INC.

By:	/s/ David R. Hill
David R. Hill
Executive Vice President and General Counsel

cc:                                Paul Zier

Kirkland & Ellis LLP